Exhibit 99.1

Dominion Diamond Corporation Issues Reserve and Resource statement for the Ekati Diamond Mine

TORONTO, April 24, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC), (NYSE:DDC) (the "Company") is pleased to release the reserves and resource statement for the Ekati Mine that is expected to be included in the upcoming 43-101 Technical Report.The Ekati Diamond Mine was acquired from BHP Billiton Canada Inc. in April 2013 and consists of two joint ventures, the Core Zone and the Buffer Zone Joint Ventures.

Highlights are:

•	The Ekati Diamond Mine consists of 282 mining leases over 262,175 hectares, containing 150 known kimberlites, with Mineral Resources currently estimated for eight pipes, and Mineral Reserves for five.
•	Indicated Mineral Resources (inclusive of Mineral Reserves) of 105.7 million tonnes containing an estimated 127.5 million carats.
•	Inferred Mineral Resources of 24.9 million tonnes containing an estimated 19.1 million carats.
•	Probable Mineral Reserves of 20.6 million tonnes containing an estimated 19.6 million carats.
•	Koala is being mined using an incline caving method, and Koala North is using a sub-level retreat mining method. The Fox open pit is currently active. The Misery pit is undergoing a pushback.
•	Production to 2019 is supported by the current Mineral Reserves.
•	There is significant upside potential to extend the mine life if some or all of the mineralization is promoted to resource status. In addition the Jay, Lynx, Sable and Fox deep mineral resources, may be able to be incorporated in the life-of-mine plan once sufficient additional technical work has been undertaken.
•	Additional potential for supplemental process plant feed is present in the form of coarse reject tails that have been stockpiled at Ekati since the start of production in 1998 to present. There is also potential to treat low-grade stockpiles, primarily derived from open pit mining at the Fox kimberlite, if the grades in the stockpiles can be demonstrated to be economic with additional testwork.

The classification of reserves is supported by an economic model, relating only to the mining of reserves, and prepared solely to justify the classification as reserves by demonstrating economic value. This model is the basis for the basis for the 43-101 and includes the Company's current estimates of future rough diamond revenue from the current reserves only, which will be included in the 43-101 technical report to be published in the next month. The model also includes an estimate of costs which can be reasonably attributed to the mining and processing of reserves only.

This model does not constitute the operating plan for the project. The mine plan implemented by the previous operator included the past and future mining of substantial additional mineralization which is not currently categorized as reserves or resources within the meaning of National Instrument 43-101 but which the Company expects to continue to mine as part of its current mine plan.  The Company may elect to do further technical work on this mineralization to determine whether such mineralization can be promoted to Reserve status. The Company is constrained by National Instrument 43-101 from including this mineralization in a combined production mine plan.

The Core Zone Joint Venture, which contains the current producing assets, is held 80% by the Company, and hosts the Koala, Koala North, Misery, Pigeon, and Fox kimberlites.The Company also holds 58.8% of the Buffer Zone Joint Venture, which hosts the Jay and Lynx kimberlites: neither of these kimberlites is ascribed a value in the current life-of-mine plan.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, April 25th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at www.ddcorp.ca or by dialing 888-771-4371 within North America or 847-585-4405 from international locations and entering passcode 34744794.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, May 9th, 2013 by dialing 888-843-7419 within North America or 630-652-3042 from international locations and entering passcode 34744794.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about estimated mine life, and other plans regarding mining activities at the Ekati Diamond Mine, estimated reserves and resources at, and production from, the Ekati Diamond Mine, projected capital and operating costs, future diamond prices, and the estimated value of the Ekati Diamond Mine, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Ekati Diamond Mine, mining methods, currency exchange rates, required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with the location of and harsh climate at the Ekati Diamond Mine site, fluctuations in diamond prices and changes in US and world economic conditions, risks relating to the price of fuel and the availability and cost of labour for the Ekati Diamond Mine, the risk of fluctuations in the Canadian/US dollar exchange rate, as well as risks associated with regulatory requirements. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

INTRODUCTION

Dominion Diamond Corporation (the "Company") is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. The Company supplies rough diamonds to the global market from its controlling interest in the Ekati Diamond Mine, and its 40% ownership interest in the Diavik Diamond Mine, both located approximately 300 km northeast of Yellowknife in the Canada's Northwest Territories. Dominion Diamond Ekati Corporation, a wholly-owned subsidiary of the Company, is the operator of the Ekati Diamond Mine.

Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis.

The Ekati Diamond Mine was acquired by the Company from BHP Billiton on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Core Zone Joint Venture is held 80% by the Company and 10% each by Dr. Charles Fipke and Dr. Stewart Blusson. It encompasses 176 mining leases, totalling 173,024 ha, and hosts 111 known kimberlite occurrences including the Koala, Koala North, Fox, Misery, Pigeon, and Sable kimberlite pipes. The Buffer Joint Venture is held 58.8% by the Company, 10% by Dr. Charles Fipke, and 31.2% by Archon Minerals Ltd. It contains 106 mining leases covering 89,151.6 ha, and hosts 39 known kimberlite occurrences including the Jay and Lynx kimberlite pipes.

The Ekati Diamond Mine is located near Lac de Gras, approximately 300 km northeast of Yellowknife and 200 km south of the Arctic Circle in the Northwest Territories of Canada. This area is within the Canadian sub-arctic; cold winter conditions predominate for the majority of the year, with approximately five months of spring/summer/fall weather each year when day-time temperatures are above freezing. Mining activities are conducted year-round.

Road access to the Ekati Diamond Mine is by a winter ice road that is typically open for 8-10 weeks out of the year, from mid-January to late March. The ice road is built each year as a joint venture with the two other operating diamond mines in the region, the Diavik and Snap Lake mines. All heavy freight except emergencies is transported to the site by truck over the ice road. The Ekati Diamond Mine has an all season runway and airport facilities suitable to accommodate large aircraft. Air transport is used year round for transport of all personnel to and from the site as well as light or perishable supplies, and as required for emergency freight.

The discovery of kimberlites in the Lac de Gras region was the result of systematic heavy mineral sampling over a ten year period by prospectors Dr. Charles E. Fipke and Dr. Stewart Blusson. By late 1989, Dia Met Minerals Ltd. was funding the programs and began staking mineral claims in the region. After making significant indicator mineral finds in the area, Dia Met approached BHP as a potential partner. The Core Zone Joint Venture agreement between BHP, Dia Met, Charles Fipke and Stewart Blusson was subsequently signed in August 1990.

The first diamond-bearing kimberlite pipe on the property was discovered by drilling in 1991.  An Addendum to the Core Zone Joint Venture in October 1991 gave BHP the right to acquire additional mineral claims within 22,500 feet of the exterior boundaries of the then property area. The claims acquired as a result became the Buffer Zone Joint Venture claims. To date, exploration activities have included till sampling, airborne and ground geophysical surveys, and drill programs.  Approximately 350 geophysical and/or indicator dispersion targets were drilled, with a total of 150 kimberlites discovered on the Core Zone and Buffer Zone properties.  The kimberlites were prioritized using microdiamond and indicator mineral chemistry.  Forty kimberlite occurrences were subsequently tested for diamond content using reverse circulation drilling and/or surface bulk samples.  Significant macrodiamond results were obtained on seventeen pipes. There has been no exploration of the Ekati Project area for new kimberlites since 2007. Baseline environmental data were collected throughout the NWT Diamonds Project area from 1993 to 1996.  In 1995, BHP submitted its Environmental Impact Statement (EIS) for the NWT Diamonds Project to the Federally-appointed Environmental Assessment Review Panel.  After a comprehensive review, the Government of Canada approved the development of the NWT Diamonds Project in November 1996.

In 1998, the project was renamed Ekati Diamond Mine after the Tlicho word meaning "fat lake". Construction of the mine began in 1997, open pit mining operations commenced in August 1998, and the Ekati Diamond mine officially opened on October 14, 1998. In 2011, a major milestone was reached when Ekati achieved production of 50 million carats of diamonds. Open pit mining operations commenced in August 1998 at the Panda pipe, and continued through June 2003.  Underground production from the Panda pipe began in June 2005 and completed in 2010.  The Panda kimberlite pipe is fully depleted.

The Koala open pit operation commenced in 2003 and completed in 2007.  Underground production from the Koala pipe began in June 2007 and the operation is currently active. The Koala North underground trial mine was operated from 2003 to 2004.  Commercial underground mining at Koala North began in 2010 and the operation is currently active.

The Misery open pit operation commenced in 2002 and completed in 2006.  Production from Misery stockpiles continued to 2007.  Pre-stripping at Misery for a pushback pit commenced in 2011 and the operation is active. The Fox open pit operation commenced in 2005 and the operation is currently active. The Beartooth open pit operation commenced in 2004 and completed in 2008.  The Beartooth kimberlite pipe is depleted and the open pit is being used for fine processed kimberlite tailings.

Table 1 summarizes the Ekati Diamond Mine's production history.

Table 1:  Production History of the Ekati Diamond Mine

Fiscal Year	000's Metric Tonnes Processed	000's Carats Recovered	Grade Carats per tonne
1999	1,565	1,230	0.79
2000	3,377	2,777	0.82
2001	3,199	2,800	0.88
2002	3,354	4,562	1.36
2003	4,310	5,424	1.26
2004	4,446	6,853	1.54
2005	4,595	4,522	0.98
2006	4,297	3,197	0.74
2007	4,539	4,030	0.89
2008	4,411	4,188	0.95
2009	4,762	4,026	0.85
2010	4,895	3,811	0.78
2011	4,692	3,133	0.67
2012	4,482	2,231	0.50
2013 H1	2, 024	760	0.38
TOTAL	58, 948	53, 543	0.91

Notes to Accompany Production History Table.

1.	Fiscal year 1999 - 1 June, 1998 to 31 May, 1999.
2.	Fiscal year 2000 - 1 June, 1999 to 30 June, 2000 (13 months).
3.	Fiscal year 2001 onward from 1 July to 30 June to reflect BHP Billiton's fiscal year.
4.	Fiscal year 2013 H1 reflects period from 1 July to 31 December 2012

The reserve and resource information set out herein, as well as all other scientific and technical information set out herein, was prepared by or under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101. The Company is currently in the process of preparing a technical report on the mineral resources and mineral reserves at the Ekati Diamond Mine, pursuant to National Instrument 43-101. The Company expects to file this technical report shortly.

Environment and Social Licence

Compliance with environmental requirements and agreements is reported publicly on an annual basis through various agencies such as the Wek'eezhii Land and Water Board and the Independent Environmental Monitoring Agency. Version 2.4 of the Ekati Mine Interim Closure and Reclamation Plan (ICRP) was approved by the Wek'eezhii Land and Water Board in November 2011.  The amount of financial security currently provided to government for closure and reclamation of the Ekati operation is $126 million.  Additional payments would be required to cover development of the Sable open pit.  The Company has also posted a $20 million 'Environmental Guarantee' required under the Environmental Agreement and a $0.9 million security deposit required under the Fisheries Act Authorizations, which are not specifically related to closure and reclamation.

Ekati provided an updated estimate of reclamation security to the Wek'eezhii Land and Water Board in March 2013.  The proposed security estimate is $225 million for existing development areas and Pigeon, plus an additional $10 million to be provided in future at least 60 days prior to construction at the Sable open pit.  Regulatory review of the updated security estimate by the Wek'eezhii Land and Water Board and other governmental agencies was initiated in April 2013, and no final determination as to the final monetary amounts for the security payments has been made to date.

Drilling and Sampling

Core drilling using diamond-tipped tools is used to define the pipe contacts, wall-rock conditions, and internal geology but is not used for grade estimation.  Core drilling is also used to obtain geotechnical and hydrogeological data.  In the kimberlite deposits with declared mineral resources, a total of 786 diamond drill holes (139,540 m) were completed.

Diamonds for grade estimation and valuation are obtained by reverse circulation (RC) drilling and/or by bulk sampling in underground or open pit bulk sample mines.  Samples are processed using an on-site sample plant.  For the kimberlite pipes with declared mineral resources, a total of 289 RC holes (62,653 m) were completed.

Conventional concepts of sample preparation and analysis do not generally apply to diamond-bearing kimberlite deposits.  Diamonds from large samples must be physically separated from their host rock and described and evaluated.  To accomplish that, bulk samples from RC drilling and/or underground/surface operations, must be processed and the diamonds liberated and collected using a sample plant facility.  Sample plants are essentially scaled down process plants designed to handle a few tonnes to tens of tonnes per hour.

Bulk sampling and RC sampling provide information on the size distribution and value of the diamonds in a pipe.  The underground exploration drift samples (used at Fox, Panda and Koala) yielded large diamond parcels (more than 2,000 carats) for valuation purposes and, due to the large individual sample sizes (ca. 40 to 70 tonnes each) and close spacing of samples (typically 3 m), provided key data on the effect of increased sample support on grade statistics and on spatial continuity of diamond grades.  During RC drilling, an initial 100 to 200 tonne sample (total of drill hole interval samples) is taken from each prioritized kimberlite pipe and, if encouraging results are obtained, more extensive sampling campaigns are undertaken to provide sufficient grade and diamond value data to support classification of resources.  The density and spatial distribution of RC drill holes between pipes varies considerably and depends on a number of factors including pipe size, geologic complexity and grade characteristics relative to economic cut-offs.

Diamond Price

The diamond value is estimated for each size cut-off using exploration or production sample parcels and process plant partition curves and is validated using recent sales prices achieved by the prior operator BHP Billiton.  The average diamond value (diamond reference value) is estimated for each pipe (and in some cases multiple geological domains within a pipe) using exploration and/or production parcels ranging in size from several hundred carats to tens of thousands of carats.  These diamond parcels have been valued on both Ekati's price book (prior to transaction) and on the Company's price book and are adjusted for current market conditions.

Using the diamond reference values from the exploration and production parcels, the current diamond recovery profile of the Ekati processing plant and prices from Ekati's December 2012 rough diamond sale, the Company has modeled the approximate rough diamond price per carat for each of the Ekati kimberlite types, shown in Table 2.  For the purposes of this model it has been assumed that there is a 2% per annum real price growth during the life of the mine excluding the current year in which pricing is assumed to be flat.

Table 2: Diamond Reference Value Assumptions as at 31, Dec 2012

Joint Venture Agreement Area	Kimberlite Type	US$/carat @1.2 mm	Recovery % @1.2 mm
Core Zone	Koala Ph5 (RVK)	$358	93%
	Koala Ph6 (VK)	$415	95%
	Koala Ph7 (VK/MK)	$422	97%
	Koala N. (RVK/VK)	$435	96%
	Fox TK	$312	95%
	Misery RVK	$112	88%
	Pigeon RVK	$217	88%
	Pigeon MK	$195	83%
	Sable RVK/VK	$140	79%
Buffer Zone	Jay RVK/VK	$74	85%
	Lynx RVK/VK	$257	86%

Notes to Accompany Diamond Reference Value Table.
1.	RVK means re-sedimented volcaniclastic kimberlite; VK means volcaniclastic kimberlite; MK means magmatic kimberlite and TK means transitional kimberlite.
2.	Diamond price is based upon the diamonds that would be recovered by the current Ekati process plant that uses a 1.2 mm slot screen size cut-off.
3.	The recovery factor is the adjustment that is applied to the resource grade that is based on a slot screen size cut-off of 1.0 mm to make it equivalent to the grade that would be recovered by the current Ekati process plant which uses a 1.2 mm slot screen size.

Mineral Resource Estimates

Mineral resources are estimated for the Koala, Koala North, Fox, Misery, Pigeon, Sable, Jay and Lynx kimberlite pipes.

Mineral resource estimation consists of development of appropriate geological and domain models, using drill data.  Geophysical imaging is used to aid in modelling shape and size of the deposits at and near surface for pipes that are not in production; as-mined outlines or contact points are used to guide the modelling process where production is underway.  Domain boundaries are assumed to be smooth planar contacts and are adjusted based on geological data.  In the case of internal dilution (e.g. granitic xenoliths), automated modelling has been used, assuming sub-rounded, horizontal shapes.

Statistical and geostatistical analyses of grade, density, and moisture content are performed to ensure that the defined internal domains are appropriate to these properties.  Contact analysis is used to support both hard and soft boundaries.  If appropriate, capping can be used to limit the influence of grade outlier and large stones.  Block sizes depend on the mining method and deposit, and range from 5 x 5 x 5 m to 20 x 20 x 30 m in size.  The maximum extrapolation distances used in interpolation vary for each deposit/domain, and are assessed through variography.

All data are compiled in a Vulcan block model (.bmf).  Typically, model interpolation is performed using ordinary kriging or, alternatively, the data are simulated.  When simulated, 100 equally probable realizations were created and the average of these realizations (e-type) was used as the block model estimate.  The models were validated using histograms, a series of swath plots in all three dimensions, cross validation, comparing pairs of estimated grades to composite drill holes grades, and visual comparisons across the pipe.

Drill spacing studies were conducted to support mineral resource classification confidence category assignments.  Drill hole spacing classification is as follows unless otherwise specified:

Measured - less than 30 m to nearest sample;

Indicated - less than 60 m to nearest sample;

Inferred - less than 90 m to nearest sample.

In certain deposits, such as Koala, kriging variance may also be used to support classification categories.  Ekati employs a scorecard rating system to systematically evaluate kimberlite model parameters and assign resource classification.  The scorecard system extends the grade point distance based classification based on a workshop rating of key model data sets including volume, grade, internal geology and diamond valuation.  It also considers other criteria such as tenure status, processing characteristics and geotechnical and hydrogeological factors.

Kimberlite value (US$/tonne) is equal to average grade (carats per tonne) multiplied by average diamond value (US$/carat) multiplied by a recovery factor.  For the Ekati mineral resources, a slot screen size cut-off of 1.0 mm is used and a 100% recovery factor is assumed.

Conceptual pit designs for open cut Mineral Resources (Fox, Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis.  Parameters used in pit shell analysis varied by kimberlite, and ranges included; pit slope angles 40-80 degrees, mining costs $5-8/wet metric tonnes (wmt), processing costs $16-26/dry metric tonnes (dmt) and G&A costs $17-29/dmt.  Diamond valuations were those indicated in Table 2.

Conceptual underground designs for Koala North were based on a sub level retreat mining method utilising 20m sub levels and $38-63/dmt operating cost.  Conceptual underground designs for Koala were based on a sub level cave mining method utilising 20 m sub levels and $38-63/dmt operating cost.  Conceptual underground designs for Fox were based on a 130m deep block cave mining method and $50-84/dmt operating cost.  Underground operating costs vary by elevation within the underground mines.  Diamond valuations used were those indicated in Table 2.

The classification of stockpiles is based on the resource classification for each source.  Active stockpiles were surveyed at the end of the effective period, 31st December 2012.  Fox crater domain kimberlite and Run of Mine stockpiles are included in the 2012 stockpile estimates.

Mineral Resource Statement

Mineral resources take into account geologic, mining, processing and economic constraints, and have been defined within a conceptual underground mine design or a conceptual open pit shell.  Depletion has been included in the estimates.  No Measured mineral resources are reported.

Mineral resources are reported inclusive of mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported effective 31 December 2012 on a 100% basis.  Mineral resource estimates are presented in Table 3.

Table 3: Mineral Resource Statement by Kimberlite Pipe - December 31, 2012

Classification	Joint Venture Agreement Area	Kimberlite Pipe	Tonnes (millions)	Grade (cpt)	Carats (millions)
Indicated	Core Zone	Koala UG	7.4	0.6	4.5
		Koala N UG	0.3	0.6	0.2
		Fox OP (+140 RL)	10.3	0.2	2.5
		Fox UG (-140 RL)	20.2	0.3	6.1
		Misery	3.7	4.5	16.8
		Pigeon	10.6	0.5	4.9
		Sable	15.4	0.9	13.3
		Stockpiles	0.1	0.6	0.05

Subtotal Indicated (Core Zone only)			68.2	0.7	48.4
	Buffer Zone	Jay	36.2	2.2	78.1
		Lynx	1.3	0.8	1.0

Subtotal Indicated (Buffer Zone only)			37.5	2.1	79.1
Inferred	Core Zone	Koala UG	0.3	1.0	0.3
		Koala N UG	0.2	0.6	0.1
		Fox OP (+140 RL)	1.1	0.3	0.3
		Fox UG (-140 RL)	5.6	0.3	1.7
		Misery	0.8	2.9	2.3
		Pigeon	0.8	0.5	0.4
		Sable	-	-	-
		Stockpiles	6.6	0.2	1.0

Subtotal Inferred (Core Zone)			15.3	0.4	6.1
	Buffer Zone	Jay	9.5	1.4	12.9
		Lynx	0.1	0.8	0.1

Subtotal Inferred (Buffer Zone)			9.6	1.3	13.0

Notes to Accompany Mineral Resource Table.

1.	Mineral resources have an effective date of 31 December 2012. The resources estimate was prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.
2.	Mineral resources are reported on a 100% basis. The Company has an 80% participating interest in the Core Zone Joint Venture and a 58.8% participating interest in the Buffer Zone Joint Venture.
3.	Mineral resources are inclusive of mineral reserves.
4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5.	Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
6..	Mineral resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors, and, depending on the pipe, may also include kriging variance.
7.	Mineral resources amenable to open pit mining methods include Fox OP, Misery, Pigeon, Sable, Jay and Lynx. Conceptual pit designs for open cut mineral resources (Fox, Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included; pit slope angles 40-80 degrees, mining costs $5-8/wmt, processing costs $16-26/dmt and G&A costs $17-29/dmt.
8.	The Fox mineral resources are divided by elevation (RL, m above sea level) between open pit and underground mining methods.
9.	Mineral resources amenable to underground mining methods include Koala, Koala North and Fox UG. Conceptual underground designs for Koala North were based on a sub level retreat mining method utilising 20m sub levels and $38-63/dmt operating cost. Conceptual underground designs for Koala were based on a sub level cave mining method utilising 20m sub levels and $38-63/dmt operating cost. Conceptual underground designs for Fox were based on a 130m deep block cave mining method and $50-84/dmt operating cost. Operating costs vary by elevation within the deposits.
10.	Stockpiles are located near the Fox open pit and were mined from the uppermost portion of the Fox open pit operation (crater domain kimberlite). Minor run of mine stockpiles (underground and open pit) are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.
11.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.
12.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Factors which may affect the Mineral resource estimates include: diamond valuation assumptions, changes to the methodology used to estimate diamond carat content, mining methods, geotechnical and geological interpretation, and the effect of different sample-support sizes between RC drilling and underground sampling.

Mineral Reserve Estimates

Mineral reserve declaration is based on Indicated mineral resources and supported by either an internal pre-feasibility-level or a feasibility-level study.  Mineral reserves were estimated for the Koala, Koala North, Fox, Misery and Pigeon pipes, and active stockpile materials. Koala is mined as an incline cave, similar to a block cave, while Koala North is extracted by sub level retreat. The Fox open pit is currently active; the Misery open pit is undergoing a pushback.  Mining has not yet commenced at the Pigeon pit.  The Panda, Koala, and Beartooth open pits are mined out.  The Panda underground is also fully depleted.

Geotechnical parameters used during open pit mine design include inter ramp, and inter bench angles, structural domains determined from wall mapping and geotechnical drilling.  Underground geotechnical considerations are more focused on ground support, and monitoring of ground movement.

There are no grade control programs.  However, grade verification of block models is carried out periodically by collecting and processing run-of-mine underground and open pit development samples (typically 50 tonnes each).  Generally all kimberlitic material within the resource models is considered to be economic, and is either processed directly or stockpiled for possible future processing.

Koala underground assumed overall dilution of 4% and 87% of mining recovery.  Koala North underground assumed no dilution and full recovery of kimberlite by physical sorting of any waste material..

Fox open cut assumed dilution of 7% waste and mining recovery of 96% diluted material including internal dilution from entrained granite xenoliths.  Misery open cut design assumed dilution of 4% waste and mining recovery of 98% diluted material.  Pigeon open cut design assumed dilution of 6% waste and mining recovery of 98% diluted material.

Recovery factors are applied based on parameters established during evaluation of recovered diamonds collected from bulk samples, and are specific to each kimberlite deposit and contained geologic domain.  The process plant currently uses 1.2 mm slotted de-grit screen sizes so that diamonds smaller than the lower screen size cut-off are generally not recovered.  For the Ekati mineral reserves, a slot screen size cut-off of 1.2 mm is applied (de-grit slot screen used in the current Ekati process plant) using deposit specific diamond size data and partition curves modelling actual recovery of the current circuit.

Mineral Reserve Statement

Mineral reserve estimates are based on material classed as indicated mineral resources.  Consideration of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors support the declaration of mineral reserves. Mineral reserves have an effective date of 31 December 2012.  Mineral reserves are summarized in Table 4 by kimberlite pipe.  No Proven mineral reserves have been declared.

Table 4:  Mineral reserves Statement - December 31, 2012

Classification	Joint Venture Agreement Area	Kimberlite Pipe	Tonnes (millions)	Grade (cpt)	Carats (millions)
Probable	Core Zone	Koala UG	5.8	0.6	3.6
		Koala N UG	0.3	0.6	0.2
		Fox OP	4.7	0.2	1.1
		Misery OP	3.0	4.0	12.2
		Pigeon OP	6.7	0.4	2.6
		Stockpiles	0.1	0.5	0.04
Total Probable			20.6	1.0	19.6

Notes to Accompany Mineral Reserve Table.

1.	Mineral reserves have an effective date of 31 December 2012. The reserves were prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.
2.	Mineral reserves are reported on a 100% basis
3.	The mineral reserves are located entirely within the Core Zone Joint Venture area. (DDC is operator and has an 80% participating interest)
4.	Mineral reserves are reported at +1.2 mm (diamonds retained on a 1.2 mm slot screen).
5.	Mineral Reserves that will be, or are mined using open pit methods include Fox, Misery, and Pigeon. Mineral Reserves are declared using the following assumptions: Fox open cut assumed dilution of 7% waste and mining recovery of 96% diluted material including internal dilution from entrained granite xenoliths. Misery open cut design assumed dilution of 4% waste and mining recovery of 98% diluted material. Pigeon open cut design assumed dilution of 6% waste and mining recovery of 98% diluted material.
6.	Mineral Reserves that are mined using underground mining methods include Koala and Koala North. Mineral Reserves are declared using the following assumptions: Koala underground assumed overall dilution of 4% and 87% mining recovery of diluted material. Koala North underground assumed full recovery of kimberlite by the physical sorting of any waste material.
7.	Stockpiles are minor run of mine stockpiles (underground and open pit) that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.
8.	Tonnes are reported as metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
9.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Factors which may affect the mineral reserve estimates include diamond price assumptions; grade model assumptions, underground mine design, open pit mine design, geotechnical, mining and process plant recovery assumptions, practical control of dilution, changes to capital and operating cost estimates and variations to the permitting, operating or social license regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

Open Pit Mining

Open pit production at Ekati is currently from the Fox pit which has been producing since 2005.  Phase 1 of the Misery open pit was completed in 2004, and currently waste stripping is underway for a second phase of open pit mining at Misery pit.  A feasibility study for the Pigeon pipe open pit is in progress and mining by open pit methods is planned.

Dewatering of lake systems that have developed over the kimberlite pipes is generally required prior to commencement of open pit mining activities.  The roughly circular open pits are mined using conventional truck-shovel operations and are developed in benches that are typically 10 or 15 m high.  The open pits at Ekati are relatively small.  Overall pit wall slopes range between 45-52º in waste and 35-37º in kimberlite.  Phased mining has been used at the Fox pipe, but is not widely applied at Ekati due to the small pit sizes.  A single circular access ramp around the perimeter of a pit is developed progressively as the benches are mined.  Waste rock is hauled to a designated waste rock storage area and dumped to an engineered design.  Ore is hauled directly to the process plant.

Mined kimberlite is hauled directly from the open pit benches at Fox approximately 11 km to the Ekati process plant.  In the case of the Misery open pit, the kimberlite from the pit will be dumped on a transfer pad, and then loaded into haulage trucks for transport 29 km to the process plant.

The open pit mobile equipment fleet includes two rotary blast hole drills, two diesel hydraulic DTH hammer drills, one diesel hydraulic shovel and two diesel hydraulic excavators for truck loading, and a haulage fleet of two 170 t, and twenty-three 100 t capacity rigid-body trucks.  A fleet of 80 t capacity haulage trucks will be used for the 29 km ore haul from the Misery pit.  Four of these trucks are now on site.  In addition, the surface mobile fleet includes over 90 units of support equipment.

The planned open pit for Pigeon will require additional mining equipment including blast hole and hammer drills, diesel hydraulic excavator, dozers and loaders. It is anticipated that the existing haulage fleet will be deployed for ore and waste rock movement. The haulage distance from Pigeon to the process plant is 5km.

Underground Mining

The Koala mine was developed with sublevels spaced 20 m apart vertically and 5 m x 5 m drawpoints on a 14.5 m spacing (centre to centre).  The highest elevation production sublevel is located at 2050L, approximately 160 m below the base of the former Koala open pit.  Ore production from the drawpoints is a combination of the blasted kimberlite and caved kimberlite that lies above the blasted zone through to the pit.  As production proceeds, the top of the cave zone below the pit is constantly being drawn down, and the level and profile of the surface expression of the cave zone is closely monitored.  Below sublevel 1970L the mine transitions to an incline cave with the lowest production level located at 1810L.

The Koala North mine is a sub level retreat operation with 20 m sub level spacing.  Drawpoints are 4.6 m x 4.6 m on a 16 m centre to centre spacing. Drawpoints are offset between levels to ensure ground stability and maximum draw.

Kimberlite is transported from the mines via a 1.37 m (54 inch) wide conveyor system hung via chain from the back of the conveyor ramp. The system consists of four main underground conveyor sections plus a surface "stacker" conveyor, with a transfer arrangement between each conveyor.  All production mucking is carried out using load haul dump (LHD) vehicles, tramming to the remuck bays or loading 45 t capacity diesel haulage trucks.  Ore is dumped into an ore pass system, and fed to a 500 tph primary mineral sizer before loading onto the 2.4 km long conveyor system from Koala to the process plant.  On surface, the radial stacking conveyor discharges to an 8,000 t surface stockpile.

Process Recovery

The metallurgical process is conventional for the diamond industry.  The current nominal production rate for Ekati main process plant is 13,300 dry tonnes per day.  Heavy media separation (MS) and X-ray are the primary methods of extracting diamonds from processed kimberlite.  Kimberlite processing and diamond recovery at Ekati involves:

•	Primary crushing - redundancy with primary, secondary and reclaim sizers
•	Stockpile - used as a buffer between plant and crushing
•	Secondary crushing (cone crusher)
•	Washing (degritting)
•	Heavy media separation
•	Recovery
•	Wet high intensity magnetic separation
•	Wet X-ray sorting
•	Drying
•	Dry single particle X-ray sorting
•	Grease table
•	Diamond concentrate sorting, sieving and preparation for transport to the sorting and valuation facility in Yellowknife

Infrastructure

Ekati is an operating mine and key infrastructure on site includes the open pits, underground mines, sample and process plants, waste rock storage and tailings storage facilities, buildings (mobile and permanent), pipelines, pump stations, electrical systems, quarry site, camp pads and laydowns, ore storage pads, roads, culvert and bridges, airstrip, helipad, and mobile equipment.  There is minimal additional infrastructure expected to be required for the Pigeon open pit due to its close proximity to the central Ekati infrastructure.

Deposition of fine processed kimberlite into one of the four licensed containment cells within the Long Lake Containment Facility will be completed in 2013 rendering this area available for reclamation field trials.  Deposition will continue to 2018 into two cells that have been utilized throughout operations.  The fourth licenced deposition area is not currently planned to be used except as contingency or for future developments.  In addition, the mined-out Beartooth pit has been used since late 2012 for processed kimberlite containment. The containment cell expansions and Beartooth pit will provide capacity to 2018 with the mined-out Panda, Koala and Fox pits available to provide additional capacity beyond that date if required.

Capital and Operating Cost Estimates

The prior operator of Ekati had a financial year ending June 30th.  All the financial information is shown on a financial year end of June 30th with the six month period of January 2013 to June 2013 shown as 2H 2013.

Table 5 shows currently estimated sustaining and mine development capital from 2013 onward.  The costs shown include estimated contingencies where applicable, but does not include any escalation or risk contingency amounts for unforeseen events. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will include certain categories of ongoing underground excavation to maintain mining advances to increasing depths.

Table 5 includes costs associated with the development of the Misery and Pigeon pipes. The total current estimated capital cost of developing the Misery pipe is $385 million consisting largely of mining costs to achieve ore release, and of which $145 was spent by end of December 2012.  The current estimated cost for developing the Pigeon project is $78 million which includes the construction of access roads, and pre-stripping of waste material to prepare the pit for production and contingency.

Table 5 also shows currently estimated operating costs based on the Company's operating experience, adjusted to present-day dollar terms.  Given the remote location of the Ekati Diamond Mine, a large portion of the operating expenditure is fixed, with the major cost items being labour and fuel (for both power and equipment).

Marketing costs, private royalties and estimated reclamation costs are not shown in Table 5. These are included separately in the economic analyses set out below. The reclamation costs are based on Ekati's closure cost model that includes all activities required by the approved Interim Closure and Reclamation Plan.

Table 5     Capital and Operating Costs - Ekati Diamond Mine (100% Basis)

	CAPITAL COSTS			OPERATING COSTS
	Developing	Sustaining	Total	Direct and Indirect
	$Millions	$Millions	$Millions	$Millions
2013H2	33	20	53	187
2014	125	34	159	374
2015	129	8	137	210
2016	32	8	40	275
2017	-	8	8	450
2018	-	8	8	392
2019	-	5	5	257
Totals	319	91	410	2,145

Note: Total may not add up due to rounding.

Economic Analysis

Table 6 represents a cash flow model based only on Probable mineral reserves, and is presented solely to indicate the economic viability of the operation and it is not a forecast of expected future cash flows.  The Probable mineral reserves in this cash flow model are sourced from the Fox, Koala, Koala North, Misery and Pigeon kimberlite pipes.

The production forecast in Table 6 is derived from the Company's estimates, based on the current reserves as of December 31, 2012. The capital and operating costs that are shown in Table 5 are also based on the prior operators estimates with the Company having applied its own economic factors, such as exchange rates.

The Company sorts its rough diamonds in Antwerp, Toronto, Canada and Mumbai, India and then distributes the resulting sales parcels to its Belgium and Indian subsidiaries for sale. The model is based on production sales revenue (assume that all diamonds are sold in the year of production). Marketing cost of $17.7 million per annum is assumed based on Ekati's recent budget forecast.

Two royalties are payable.  One is to the Federal Government, the second is payable to a third-party on production from the Misery pipe.  The Federal Government royalty payable is equal to the lesser of 13% of the output value or a sliding scale royalty payable on the actual production value that can range from 5% for production between $10,000 and $5 million to 14% for production over $45 million.  The Misery royalty is payable on kimberlite production from the Misery pipe such that C$18.76 per tonne mined and processed is payable on the first 428,390 tonnes, and C$23.42 per tonne mined and processed is payable on the next 544,000 tonnes.

The model is shown on a financial year end of June 30th with the six month period of January 2013 to June 2013 shown as 2H 2013.   These figures do not include rough diamond stocks at the mine at the opening of the year.  In addition, the model does not take into account any rough diamond inventory available for sale that the Company held at the end of its January 31, 2013 financial year.

As a further analysis, based on the cash flow model, the sensitivity of the Ekati Diamond Mine to changes in various parameters can be demonstrated. Net present value ("NPV") at a 7% real discount rate is used as the indicator to see the impact of varying the diamond prices, the grade, the capital costs, the operating costs and the Canadian/US dollar exchange rate. For the variables in the sensitivity analysis, a +/-10% change is applied. The impact on NPV (for the expected life of mine cash flow model) of this level of variance in selected variables is shown in Table 7.

Table 6: Cash Flow Model for Ekati Diamond Mine (100% Basis).

Item			TOTALS	H2 FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21	FY22	FY23	FY24	FY25	FY26	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34	FY35	FY36

Waste mined		Total	79.00	6.44	15.72	19.50	17.41	9.98	8.51	1.44

Ore mined		UG
		Koala	5.84	0.14	0.80	1.07	1.19	1.09	0.92	0.62
		Koala North	0.29	0.17	0.11	-	-	-	-	-
		OC
		Fox	4.66	1.79	2.67	0.19
		Misery	3.03	-	-	-	0.32	1.87	0.84
		Pigeon	6.73	-	-	-	0.23	0.84	2.68	2.98
		Total	20.55	2.11	3.59	1.26	1.75	3.79	4.45	3.60

Grade		UG
		Koala	0.61	0.78	0.62	0.59	0.51	0.55	0.69	0.76
		Koala North	0.57	0.58	0.55	-	-	-	-	-
		OC
		Fox	0.23	0.29	0.19	0.13	-	-	-	-
		Misery	4.03	-	-	-	3.67	4.11	3.98	-
		Pigeon	0.38	-	-	-	0.38	0.39	0.38	0.38

Processing		Total Tonnes Processed	20.55	2.11	3.59	1.26	1.75	3.79	4.45	3.60
		Total Carats Recovered	19.56	0.74	1.08	0.66	1.88	8.59	5.01	1.61

Revenue
	Average Price[1]	US$ / ct		332.74	367.25	401.81	216.98	146.42	186.73	304.29	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Exchange Rate[2]	US$ / C$		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
	Cash Inflow	C$ M	4,203	453	396	265	407	1,257	936	489		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Costs
	Development Capital	C$ M	319	33	124	129	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Sustaining Capital	C$ M	91	20	34	8	8	8	8	5
	Total Operating Costs	C$ M	2,145	187	374	210	275	450	392	257	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Reclamation Costs[3]	C$ M	435	-	1	-	-	-	0	25	148	133	54	10	5	4	7	6	5	6	6	6	6	4	2	2	7
	Marketing Costs[4]	C$ M	93	10	17	8	8	17	17	17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Increase (decrease) in Working Capital	C$ M
	Cash Outflow		3,083	250	549	356	324	475	417	303	148	133	54	10	5	4	7	6	5	6	6	6	6	4	2	2	7

Net Cash Flow before Taxes			1,119	203	(153)	(91)	83	782	519	186	(148)	(133)	(54)	(10)	(5)	(4)	(7)	(6)	(5)	(6)	(6)	(6)	(6)	(4)	(2)	(2)	(7)

Tax[5]
	Territorial Taxation (11.5% of pre tax FCF)	C$ M	163	28	-	-	-	71	49	15	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	NWT Mining Royalty (Average 5.9% over life of mine)	C$ M	237	5	6	-	-	13	108	74	31	-	-	-
	Federal Taxation (15% of post Royalty FCF)	C$ M	205	36	-	-	-	86	64	20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flow
	Revenue less Costs	C$ M	514	134	(160)	(91)	83	613	298	77	(179)	(133)	(54)	(10)	(5)	(4)	(7)	(6)	(5)	(6)	(6)	(6)	(6)	(4)	(2)	(2)	(7)

Net Present Value at 7% discount rate		C$ M	460

(1)	Value by pipe weighted by production from each pipe. 2% real compound annual growth applied over time in the model.
	H2 FY13 comprises of first three months actuals plus three months forecast which includes all inventory on hand being sold prior to June 30, 2013. FY14 and thereafter, revenue is based on all carats produced sold in that period
(2)	Assumes a constant parity rate through life of mine
(3)	Detailed closure workplan prior to mine closure include exit packages for remaining mine employees
(4)	Marketing costs based on FY14 budgeted diamond sorting and sales costs.
(5)	Tax calcuation illustrative

Table 7:  Sensitivity Analysis - Ekati Diamond Mine (100% Basis)

Parameter
	Financial Sensitivity NPV ($Million)
	- 10% Change	Base Case	+ 10% Change
Price	268	460	656
Grade	268	460	656
Capital Costs	483	460	438
Operating Costs	595	460	329
US$/C$ FX Rate	272	460	652

Mine Life

The current mine plan assumes production from Fox, Misery and Pigeon open pits, and the Koala North and Koala underground operations.

Koala North is currently in production as a sub level retreat underground operation and is scheduled to finish in 2014.  Koala is currently in production as a sublevel / inclined cave underground operation and is scheduled to finish in 2019.  Fox is currently in operation as an open pit and is scheduled to finish in October 2014.  Stripping of waste material and satellite kimberlite is in progress at Misery open pit with expected production from the Misery Main Pipe in December 2015 and completion of mining in 2018.  Stripping of waste material from Pigeon open pit is scheduled to commence in 2014 with mining of kimberlite commencing in 2015 and finishing in 2019.

The Misery satellite pipes which will be mined during the pre-stripping operations for Misery Main Pipe have been assessed from bulk samples collected during exploration programs. An exploration target has been estimated for the Misery satellite pipes.  The Company cautions that the potential quantity and grade of the exploration target is conceptual in nature. There has been insufficient exploration and/or study to define the exploration target as Mineral Resources it is uncertain if additional exploration will result in the exploration target being delineated as Mineral Resources.  Recovered diamonds displayed similar characteristics to the Misery Main Pipe; however, there is currently insufficient support for grade estimates to allow for estimating Mineral Resources.  As a consequence, the material is currently planned to be stockpiled until confirmatory grade testing at the sample plant can be conducted.  The tonnage range is estimated to be between 2.7 Mt and 4.5 Mt at a grade range of 1.0 cpt to 1.7 cpt.  Based on sample data from the satellite pipes, and using the Diamond Reference Value Assumptions as at 31 Dec 2012, the diamond values could range between US$90 per carat and US$140 per carat.

Coarse reject tails have been stockpiled at Ekati since the start of production in 1998 to present.  Several production periods have been identified during which high grade feed sources were blended through the process plant using coarser de-grit screens (1.6 mm slot) compared to the current 1.2 mm configuration. In addition, the re-crush circuit was not utilised during these periods. The tonnage range for the coarse reject tails from the production periods of interest are estimated at 3.5 to 4.5 Mt.  Based on stone size distributions and recovered grade data, this material has an overall grade ranging from 0.2 to 0.6 carats per tonne.  Based on recent process plant audit parcel valuations and diamond values as at 31 Dec 2012, the diamond values could range from US$80 per carat to US$140 per carat.  While the historic recoveries and valuations may not necessarily be indicative of recoveries or valuations within the current coarse reject tails stockpiles, treatment of this material represents an attractive opportunity to supplement mill feed.  A production test for grade and diamond recovery is planned to be processed through the main plant later this calendar year.

Mineral resources that are not included in the current mine plan include Jay, Lynx, Sable and Fox deep. Jay is considered the most significant prospect due its large size and high grade (36.2 M tonnes of Indicated Mineral Resources at an average grade of 2.2 carats per tonne) and represents upside potential for the operation. A pre-feasibility study for Jay has not been initiated to date. The Jay pipe deposit is located within the Buffer Zone Joint Venture property beneath Lac du Sauvage, a moderate sized lake north of Lac de Gras, and is approximately 1.2 km from the shoreline.  The area and shoreline close to the Jay deposit is undeveloped except for the Misery pit and related infrastructure (approximately 7 km to the southeast) and the main Ekati mine infrastructure located approximately 30 km to the northwest.

The Misery satellite pipes and the coarse tailings, along with the Jay, Lynx, Sable and Fox deep mineral resources represent future plant feed upside potential, and some or all of this mineralization may be able to be incorporated in the life-of-mine plan once sufficient additional work has been undertaken to support estimation of higher-confidence mineral resources and eventual conversion to mineral reserves.  There is also potential to treat low-grade stockpiles, primarily derived from open pit mining at the Fox kimberlite if the grades in the stockpiles can be demonstrated to be economic.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:38e 24-APR-13